AMERICAS GOLD AND SILVER REPORTS FINANCIAL RESULTS FOR Q3 2026 FOLLOWING RECORD QUARTERLY SILVER PRODUCTION DRIVEN BY STRONG OPERATIONAL RESULTS AT COSALÁ

TORONTO, ONTARIO - November 13, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company") a North American producer of silver and other critical minerals supporting the growth of artificial intelligence ("AI"), electrification, national security, and advanced manufacturing, reports consolidated financial and operational results for the quarter ended September 30, 2026.

This earnings release should be read in conjunction with the Company's Management's Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR+ profile at www.sedarplus.ca, and on its EDGAR profile at www.sec.gov, and which are also available on the Company's website at www.americas-gold.com.  All figures are in U.S. dollars unless otherwise noted.

Highlights

  Record quarterly silver production and sales driven by strong operational performance from Cosalá Operations and solid progress recovering from temporary production interruptions at the Galena complex during the prior quarter.
    Consolidated silver production of 800,458 ounces, a Company record, was realized during the quarter (a 5% increase compared to Q3-2025), or 936,870 silver equivalent ounces1, including approximately 965,000 pounds of lead, 918,000 pounds of copper and 101,000 pounds of antimony.
    Consolidated YTD-2026 silver production was approximately 2.3 million ounces (a 19% increase compared to YTD-2025), including approximately 5.2 million pounds of lead, 2.7 million pounds of copper, and 335,000 pounds of antimony.
    The Company remains on track to achieve the low end of existing full-year production guidance of 3.2 to 3.6 million silver ounces and the high end of AISC guidance range of $30 to $35 per ounce sold.
  Consolidated net revenue increased to $51.4 million for Q3-2026, or a 68% increase compared to $30.6 million for Q3-2025, primarily as a result of higher realized prices and higher production.
    YTD-2026 revenues of $165.5 million increased by 104% compared to YTD-2025 revenues of $81.1 million.
  Exceptional operational performance at Cosalá, delivering 415,879 ounces of silver during the quarter which represents a 28% year-over-year increase when compared to Q3-2025, driven by higher grades.
    Strong production was driven by higher silver grades across fewer tonnes as the Company enters the heart of the orebody at EC120, its flagship operation at Cosalá.

1 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

  Achieved some of the best grade-widths drilled to date at the Cosalá operations, including high-grade drill results of 654.7 g/t Ag, 1.5% Cu over 20.5 meters and 409.3 g/t Ag, 0.8% Cu over 14.1 meters (see Americas news release dated September 17, 2026 for further details).
    The assay results were part of infill and step-out drilling conducted in 1H 2026 at Cosalá's San Rafael Upper, 120 Upper and 120 Lower deposits with multiple holes at all three zones returning substantially higher silver grades than the currently modeled Mineral Resource. These results demonstrate upside potential to the future mine plan as they were not included in the Company's 2025 Mineral Resource and Mineral Reserve estimates (see Americas news release dated March 30, 2026), and will be considered in future updates to the Mineral Resource estimate.
  Significant new high-grade Ag-Cu-Pb-Sb drill results at the Galena Complex from the Company's largest ever exploration and Mineral Resource conversion drilling program, as well as a significant new vein discovery at the Galena Mine on the operating 49 level (49-817 intersecting 1.2m of 1,061 g/t Ag, 0.7% Cu and 0.6% Sb - see Americas news release dated September 18, 2026 for further details). The new discovery is not only high grade, but also close to minimum mining widths required for the ongoing transition to long hole stoping.
    Assay results returned infill drill intercepts that are regularly intersecting higher silver grades than the currently modeled Mineral Resource. These results represent potential upside the future mine plan as they were not included in the Company's 2025 Mineral Resource and Mineral Reserve estimates (see Americas news release dated March 30, 2026) and will be considered in future updates to the Mineral Resource estimate.
  Named to 2026 TSX30TM in the Toronto Stock Exchange's ("TSX") annual ranking of the 30 top-performing companies based on dividend-adjusted share price performance over a three-year period.
    The Company ranked 24th on the 2026 TSX30™, delivering a 477% increase in share price over the three-year period ended June 30, 2026, and generating CAD$2.2 billion in market capitalization growth on the TSX.
  Published Americas' Inaugural Corporate Sustainability Report on October 13, 2026. The 2025 Sustainability Report is an important milestone in the growth of the Company as it outlines foundations of a comprehensive sustainability strategy that serves as a cornerstone of the aggressive growth plan by integrating key environmental, social, and governance factors into risk management systems, alongside key metrics for internal monitoring and external reporting.
  Cash and cash equivalents balance of $63.3 million, available liquidity of $113 million and working capital1 of $23.1 million as of September 30, 2026, in line with expectations as the Company continues to deploy capital into its consolidated revitalization and growth plans. An additional $50 million is available to the Company upon satisfaction of certain conditions from its existing $100 million Term Loan Facility, providing the Company with available liquidity of $113 million.
  Cost of sales per silver equivalent ounce sold1, cash costs1 and all-in sustaining costs1 per silver ounce sold averaged $31.68, $29.66 and $42.94, respectively, in Q3-2026.
    For YTD-2026, cost of sales per silver equivalent ounce sold, cash costs and all-in sustaining costs ("AISC") per silver ounce sold averaged $29.58, $26.40 and $39.16, respectively.
  Net loss of $5.6 million for Q3-2026 (net loss of $16.5 million for Q3-2025) primarily attributable to higher net revenue and no loss on metals contract liabilities (following their settlement in Q2 2026), offset by higher loss on derivatives, and higher income tax expense.
  Adjusted loss1 for Q3-2026 was $4.9 million or $0.02 per share (adjusted loss for Q3-2025 was $4.3 million or $0.06 per share) and Adjusted EBITDA1 for Q3-2026 was $9.3 million or $0.03 per share (adjusted EBITDA for Q3-2025 was $1.9 million or $0.01 per share) primarily due to higher net revenue from increased realized silver prices during the period.

Paul Andre Huet, Chairman and CEO, commented: "I am very pleased to congratulate our operating team for their exemplary safety performance, having maintained a record of zero lost time accidents at our Galena Complex and Cosalá operations since March 2025 and April 2025, respectively. This achievement is not something we take for granted at Americas: to achieve a strong safety culture is always of the utmost importance and takes a significant effort from our entire operations and safety teams as we continue to implement our aggressive growth plans across the Company.

Operationally, our team delivered an exceptional third quarter, highlighted by record quarterly silver production and sales, a 68% increase in revenue to $51.4 million, and continued progress executing our growth strategy across both Galena and Cosalá. We produced over 800,000 ounces of silver during the quarter which represents a record quarter for Americas Gold and Silver in its 28-year history - a tremendous accomplishment. These results reflect the hard work, dedication, and operational discipline of our workforce, who continue to deliver strong performance while advancing multiple strategic initiatives across the business.

At Cosalá, the team continues to exceed expectations, delivering approximately 416,000 ounces of silver during the quarter, a 28% increase over the prior year period. Strong grades and stable mining rates at EC120, our flagship operation, continue to demonstrate the quality of the orebody and the significant value creation potential embedded within the district. Commercial production at EC120 has transformed Cosalá into a high-margin operation and provides a strong foundation for future growth. Given our recent drilling and the exploration success across the property, I know there is further potential at this very important asset in our diversified portfolio.

At Galena, we continued to build momentum on our multi-year revitalization plan. This plan involves a significant number of simultaneous capital projects, efficiency and optimization studies, communications upgrades and muck-moving improvements. As with all major multi-year mine improvement programs, these concurrent and iterative improvement efforts are interdependent and require a sequential approach, reanalysis and subsequent execution. Given the multi-faceted scope of these concurrent projects, I am extremely pleased with our progress to date and look forward to scaling this operation into a very significant silver, antimony, copper and lead mine in the years ahead.

With significant improvements made in hoisting capabilities, we have begun accelerating our waste development ahead of key production areas which is a critical step in setting up additional future long-hole panels. Our transition to increased long-hole mining in silver-copper zones relies on this waste development. Importantly, higher silver prices and the exceptional performance of Cosalá has allowed us to push waste development while remaining on track to deliver our 2026 consolidated production guidance.

Looking ahead to the fourth quarter, we expect to achieve the lower end of our targeted 2026 production guidance of 3.2 to 3.6 million ounces of silver. With a September 30, 2026 cash balance of $63.3 million and potential total available liquidity of $113 million, a strengthened balance sheet following the settlement of our remaining precious metals delivery obligations, we are well positioned to execute on our growth plans. Overall, we continue to leverage the strength in silver markets to advance our significant objective of becoming one of North America's leading silver producers and a strategic supplier of critical minerals."

Consolidated Production

Consolidated silver production of 800,458 ounces during Q3-2026 was higher than Q3-2025 production of 764,757 ounces due to higher production Cosalá Operations partially offset by slightly lower production at Galena. Year-to-date Q3-2026 silver production was 2.3 million ounces, compared to the Company's full year guidance of 3.2 to 3.6 million ounces.

Consolidated attributable cash costs and AISC for Q3-2026 were $29.66 per silver ounce and $42.94 per silver ounce, respectively. Year-to-date Q3-2026 silver cash costs and AISC were $26.40 per silver ounce and $39.16 per silver ounce, respectively.

Galena Complex

The Galena Complex produced 384,579 ounces of silver in Q3-2026 compared to 439,580 ounces of silver in Q3-2025 partially due to the impact of continued recovery from temporary operational interruptions experienced during the second quarter. The mine also produced 964,551 pounds of lead in Q3-2026 along with 182,362 pounds of copper and 101,011 pounds of antimony. Lead by-product production levels may vary in the short term as mining activities focus on increasing higher silver grade, tetrahedrite ore and supporting development continues to be advanced. Cash costs per ounce of silver sold increased to $44.31/oz in Q3-2026 from $25.10/oz in Q3-2025, primarily due to an increase in contractor expenses driving a significant number of concurrent projects underway.

During Q3-2026, the Company advanced several key operational initiatives at the Galena Complex, maintaining alignment with its multi year growth plan. Progress continued across underground development, long hole stoping, fleet modernization, shaft infrastructure upgrades, and communications improvements. These activities collectively support the Company's objective of increasing mining efficiency, expanding production optionality, and improving long-term asset reliability.

Underground development advanced at a steady pace, supported by improved muck handling efficiencies. A significant contributor to these gains was the successful execution of the long-hole improvement plan at the Galena Complex. Remote mucking operations have materially outperformed traditional underhand and overhand methods, averaging approximately 200 tonnes per shift versus roughly 50 tonnes per shift historically. Long hole panels have achieved planned widths, reinforcing the decision to implement the long hole mining approach. Additional long hole stopes are currently in development for extraction in Q4 2026 and into 2027, further scaling production consistency and cost performance.

Development of the 55 179 decline is now ahead of the 55 198 and 55 206 stopes, enabling continued production during the quarter. The strategic location of this ramp provides access to multiple stopes from a single development heading, reducing future development expenditures and increasing operational flexibility. Two of the three stopes accessed from this ramp are planned for long hole mining, marking a notable transition given that no long hole stopes were active at year-end 2024.

Cosalá Operations

Silver production increased in Q3-2026 by 28% to 415,879 ounces of silver compared to 325,177 ounces of silver in Q3-2025, primarily due to higher silver grades during the period. Effective January 1, 2026, commercial production was declared for EC120, which has higher silver grades and recoveries based on its mineralogy compared to the zinc-lead-silver San Rafael mine orebody. Within mining focused in EC 120, copper production increased in Q3-2026 by 30% to 736,094 pounds compared to 565,707 pounds in Q3-2025. Mining has ceased at the San Rafael Main Central orebody which has removed zinc and lead production in 2026, although mining continues in the higher-grade silver Upper Zone orebody.

The recent Cosalá drilling results announced on September 17, 2026 returned exceptional results including 20.5 meters (true width) grading 654.7 g/t Ag and 1.5% Cu from hole SR583 in the San Rafael Upper Zone and intercepts of 14.1 meters (true width) grading 409.3 g/t Ag and 0.8% Cu, and 2.0 meters (true width) grading 754.9 g/t Ag and 0.5% Cu. Mineral Resource conversion drilling at the San Rafael Upper and 120 zones is consistently averaging 2-3x the previously reported inferred Mineral Resource grades (see Americas news release dated March 30, 2026) and represents significant upside potential that will be evaluated for mining in second half of 2027. In addition, Cosalá has strong exploration potential with little prior exploration drilling beyond the Mineral Resource zones.

Cash costs per silver ounce sold decreased during Q3-2026 to $14.51 per ounce from $24.79 per ounce in Q3-2025, due primarily to higher revenue from by-product credits recognized during the period.

Outlook

Americas' consolidated production guidance for 2026 is a range between 3.2 million and 3.6 million ounces of silver at an AISC range of $30 to $35 per ounce sold. The Company expects to deliver towards the lower end of the production range and higher end of AISC guidance range.

Table 1 - 2026 GUIDANCE

2026 Production and Costs
Silver Produced (M oz)	3.2 - 3.6
All-In Sustaining Costs/Ag Oz Sold ($/oz)[2,3,4]	$30 - $35

2026 Capital Investments
Sustaining Capital ($ M - includes capitalized infill drilling)	$30 - $40
Growth Capital ($ M)	$60 - $80
Total ($ M)	$90 - $120

Notes to Table 1

  The Company's guidance assumes targeted mining rates and costs, availability of personnel, contractors, equipment and supplies, the receipt on a timely basis of required permits and licenses, cash availability for capital investments from cash balances, cash flow from operations, or from a third-party debt financing source on terms acceptable to the Company, no significant events which impact operations, an MXN$ to US$ exchange rate of 18 : 1. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated. See below "Cautionary Statement on Forward-Looking Information".
  Non-IFRS: the definition and reconciliation of these measures are included in the Non-IFRS Measures section of Americas Gold and Silver's MD&A for the period ended December 31, 2025.
  By-product metals production is treated as a credit that is reflected in AISC.
  AISC calculations are for the operations only, and exclude non-cash share-based payments expense, and derivative settlements.

Americas' 2026 guidance incorporates the mine and development plans across its operations. At the Galena Complex in Idaho, guidance includes drilling and development at the Crescent Mine as well as planned mine development and shaft upgrades at the Galena Mine which are required to incrementally increase production levels as the year progresses. The capital guidance includes further equipment additions at both the Galena Complex and Cosalá and other growth-related expenditures. In addition, consolidated exploration capital is targeted to be between $15 - $20 million.

Conference Call Details

Date: November 13, 2026

Time:  11:00 am ET / 8:00 am PT.

Webcast link:  https://www.gowebcasting.com/15202

Live dial in - North American callers please dial: 1-800-715-9871

Live dial in - International callers please dial: 1-647-932-3411

A recording of the conference call will be available for replay through the above webcast link and on the events page of Americas' website, or for a one-week period beginning at approximately 2:00 p.m. (Eastern Time) on November 13, 2026, through the following dial in numbers:

Replay dial in - North American callers please dial: 1-800-770-2030; Playback ID: 4755531#

Replay dial in - International callers please dial: 1-647-362-9199; Playback ID: 4755531#

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a rapidly growing North American producer of silver and other critical minerals supporting the growth of AI, electrification, advanced manufacturing, and national security. The Company owns a portfolio of high-grade mining assets in the United States and Mexico and is executing a strategy to become one of North America's leading silver producers while establishing a secure domestic supply of antimony.

The Company's flagship Galena Complex in Idaho is one of the United States' premier silver mining districts and includes the nation's largest antimony mine. Nearby, the fully permitted Crescent Silver Mine hosts one of the world's highest-grade silver resources and offers significant future growth potential through shared infrastructure and processing. Through a 51/49 joint venture, the Company is developing a fully integrated domestic antimony supply chain-from mine to finished product-to help strengthen America's critical mineral independence.

Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. With a strong balance sheet and multiple high-quality growth projects, the Company is well positioned to increase silver and antimony production while supplying the critical minerals needed to support the next generation of AI infrastructure, energy systems, and advanced industrial technologies.

For more information:

Miranda Powell

Manager, Communications

M: +1-775-771-8832

E: ir@americas-gold.com

W: americas-gold.com

Technical Information and Qualified Persons

The scientific and technical information relating to the Company's material mining properties contained herein has been reviewed and approved by Rick Streiff, Certified Professional Geologist (CPG#11108), and consultant to the Company, who is a "qualified person" for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The Company's current Annual Information Form and the NI 43-101 Technical Reports for its material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in NI 43-101 as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under-SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions and beliefs with respect to, among other things, 2026 production guidance, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the Crescent Mine and Cosalá Operations, including the expected number of producing stopes and the timing of extraction from additional long hole stopes in Q4-2026 and 2027, and expected production levels; the expected timing and completion of required development, including waste development, and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; the evaluation of drill results in future Mineral Resource updates and whether these drill results will result in any change to the Mineral Resource or Mineral Reserve estimates or the mine plan; statements relating to Americas' EC120 Project; statements relating to implementation of, and the impact of new management on, the planned recapitalization of the Galena Complex; and expectations on the deployment of capital. Guidance and outlook references contained in this news release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes EC120, through meeting production targets and at the Galena Complex through implementing the multi-year revitalization plan, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company's liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume", "would", "could", "seek", "propose", "target" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors beyond the Company's ability to control or predict that may cause the actual results, level of activity, performance, or achievements of Americas or developments in the Company's business or in its industry to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread interpretations or reinterpretations of geologic information; unfavorable exploration results; drill results will not be reflected in future Mineral Resource or Mineral Reserve estimates; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts, which may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas is expressly qualified in their entirety by the cautionary statements above.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company's consolidated financial statements, which are presented in accordance with IFRS, including the following:

  average realized silver, zinc, lead and antimony prices;
  cost of sales/Ag Eq oz sold;
  cash costs/Ag oz sold;
  all-in sustaining costs/Ag oz sold;
  working capital;
  EBITDA, adjusted EBITDA, and adjusted earnings; and
  silver equivalent produced and sold (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company's performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Copper, Lead, Zinc and Antimony Prices

The Company uses the financial measures "average realized price" because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, copper, lead, zinc and antimony prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

Reconciliation of Average Realized Silver, Copper, Lead, Zinc, and Antimony Prices [1]
	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Gross silver sales revenue ('000)	$50,004	$17,212	$160,378	$45,950
Fixed pricing adjustments ('000)	2,111	22	(451)	(4)
Silver sales revenue ('000)	$52,115	$17,234	$159,927	$45,946
Divided by silver sold (oz)	860,850	427,054	2,315,080	1,290,355
Average realized silver price ($/oz)	$60.54	$40.36	$69.08	$35.61

	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Gross copper sales revenue ('000)	$5,630	$-	$17,408	$-
Fixed pricing adjustments ('000)	326	-	(98)	-
Copper sales revenue ('000)	$5,956	$-	$17,310	$-
Divided by copper sold (lb)	928,967	-	2,856,839	-
Average realized copper price ($/lb)	$6.41	$-	$6.06	$-

	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Gross lead sales revenue ('000)	$1,245	$2,048	$4,659	$7,312
Fixed pricing adjustments ('000)	(62)	1	(36)	-
Lead sales revenue ('000)	$1,183	$2,049	$4,623	$7,312
Divided by lead sold (lb)	1,417,512	2,271,462	5,238,723	8,135,922
Average realized lead price ($/lb)	$0.83	$0.90	$0.88	$0.90

	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Gross zinc sales revenue ('000)	$-	$108	$-	$11,883
Fixed pricing adjustments ('000)	-	-	-	(26)
Zinc sales revenue ('000)	$-	$108	$-	$11,857
Divided by zinc sold (lb)	-	86,512	-	9,474,630
Average realized zinc price ($/lb)	$-	$1.25	$-	$1.25

	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Gross antimony sales revenue ('000)	$997	$-	$3,366	$-
Fixed pricing adjustments ('000)	72	-	72	-
Antimony sales revenue ('000)	$1,069	$-	$3,438	$-
Divided by antimony sold (lb)	121,691	-	336,052	-
Average realized antimony price ($/lb)	$8.78	$-	$10.23	$-

1  Includes Crescent pre-production sales from the Galena Complex in fiscal 2026 and excludes EC120 pre-production sales from the Cosalá Operations in fiscal 2025.

Cost of Sales/Ag Eq Oz Sold

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Sold
	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$32,020	$20,138	$80,459	$64,756
Divided by silver equivalent sold (oz)	1,010,649	852,054	2,720,173	2,591,951
Cost of sales/Ag Eq oz sold ($/oz)	$31.68	$23.63	$29.58	$24.98

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Sold
	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$10,761	$8,190	$32,660	$30,781
Divided by silver equivalent sold (oz)	501,248	375,835	1,395,770	1,259,328
Cost of sales/Ag Eq oz sold ($/oz)	$21.47	$21.79	$23.40	$24.44

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Sold
	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$21,259	$11,948	$47,799	$33,975
Divided by silver equivalent sold (oz)	509,401	476,219	1,324,403	1,332,623
Cost of sales/Ag Eq oz sold ($/oz)	$41.73	$25.09	$36.09	$25.49

The Company uses the financial measure "Cost of Sales/Ag Eq Oz Sold" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cost of operations. Silver equivalent sold is based on all metals sold at average realized silver, copper, lead, zinc, and antimony prices during each respective period, except as otherwise noted.

1 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

Cash Costs and Cash Costs/Ag Oz Sold

The Company uses the financial measures "Cash Costs" and "Cash Costs/Ag Oz Sold" in accordance with measures widely reported in the silver mining industry, as developed by the World Gold Council, as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cash costs of operations. However, there is no assurance that the Company's reporting of these non-GAAP measures are similar to those reported by other mining companies.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash charges and other indirect mining costs consist of adjustments to non-cash related charges to cost of sales including non-cash remuneration incurred during the period.

Reconciliation of Consolidated Cash Costs/Ag Oz Sold
	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$32,020	$20,138	$80,459	$64,756
Smelting, refining and royalty expenses in cost of sales ('000)	(392)	(373)	(1,342)	(1,945)
Non-cash charges and other indirect mining costs ('000)	(911)	1,610	(649)	(787)
Direct mining costs ('000)	$30,717	$21,375	$78,468	$62,024
Smelting, refining and royalty expenses ('000)	1,368	1,484	7,851	5,878
Less by-product credits ('000)	(6,552)	(4,417)	(25,191)	(19,941)
Cash costs ('000)	$25,533	$18,442	$61,128	$47,961
Divided by silver sold (oz)	860,850	738,604	2,315,080	1,890,629
Cash costs/Ag oz sold ($/oz)	$29.66	$24.97	$26.40	$25.37

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Sold
	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$10,761	$8,190	$32,660	$30,781
Smelting, refining and royalty expenses in cost of sales ('000)	(253)	(155)	(748)	(1,324)
Non-cash charges and other indirect mining costs ('000)	(424)	1,199	63	(723)
Direct mining costs ('000)	$10,084	$9,234	$31,975	$28,734
Smelting, refining and royalty expenses ('000)	1,244	998	6,727	4,372
Less by-product credits ('000)	(5,189)	(2,470)	(16,087)	(14,790)
Cash costs ('000)	$6,139	$7,762	$22,615	$18,316
Divided by silver sold (oz)	423,141	313,159	1,190,279	718,460
Cash costs/Ag oz sold ($/oz)	$14.51	$24.79	$19.00	$25.49

Reconciliation of Galena Complex Cash Costs/Ag Oz Sold
	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$21,259	$11,948	$47,799	$33,975
Smelting, refining and royalty expenses in cost of sales ('000)	(139)	(218)	(594)	(621)

Non-cash charges and other indirect mining costs ('000)	(487)	411	(712)	(64)
Direct mining costs ('000)	$20,633	$12,141	$46,493	$33,290
Smelting, refining and royalty expenses ('000)	124	486	1,124	1,506
Less by-product credits ('000)	(1,363)	(1,947)	(9,104)	(5,151)
Cash costs ('000)	$19,394	$10,680	$38,513	$29,645
Divided by silver sold (oz)	437,709	425,445	1,124,801	1,172,169
Cash costs/Ag oz sold ($/oz)	$44.31	$25.10	$34.24	$25.29

1 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Sold

The Company uses the financial measures "All-In Sustaining Costs" and "All-In Sustaining Costs/Ag Oz Sold" in accordance with measures widely reported in the silver mining industry, as developed by the World Gold Council, as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's total costs of producing silver from operations. However, there is no assurance that the Company's reporting of these non-GAAP measures are similar to those reported by other mining companies.

All-in sustaining costs is cash costs plus all sustaining development, capital expenditures, and exploration spending, excluding costs not related to current operations and corporate general and administrative costs.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Sold
	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cash costs ('000)	$25,533	$18,442	$61,128	$47,961
Sustaining capital expenditures and exploration costs ('000)[3]	$11,428	4,543	29,520	13,588
All-in sustaining costs ('000)	$36,961	$22,985	$90,648	$61,549
Divided by silver sold (oz)	860,850	738,604	2,315,080	1,890,629
All-in sustaining costs/Ag oz sold ($/oz)	$42.94	$31.12	$39.16	$32.55

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Sold
	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cash costs ('000)	$6,139	$7,762	$22,615	$18,316
Sustaining capital expenditures and exploration costs ('000)[3]	4,529	1,461	10,789	3,346
All-in sustaining costs ('000)	$10,668	$9,223	$33,404	$21,662
Divided by silver sold (oz)	423,141	313,159	1,190,279	718,460
All-in sustaining costs/Ag oz sold ($/oz)	$25.21	$29.45	$28.06	$30.15

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Sold
	Q3-2026[1]	Q3-2025[2]	YTD-2026[1]	YTD-2025[2]
Cash costs ('000)	$19,394	$10,680	$38,513	$29,645
Sustaining capital expenditures and exploration costs ('000)[3]	6,899	3,082	18,731	10,242
All-in sustaining costs ('000)	$26,293	$13,762	$57,244	$39,887
Divided by silver sold (oz)	437,709	425,445	1,124,801	1,172,169
All-in sustaining costs/Ag oz sold ($/oz)	$60.07	$32.35	$50.89	$34.03

1 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

3 Capital expenditures exclude growth capital from the Galena Complex and Cosalá Operations, including capital spend on EC120.

Working Capital

The Company uses the financial measure "working capital" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	Q3-2026	Q4-2025
Current Assets ('000)	$98,091	$153,664
Less current liabilities ('000)	(76,834)	(86,164)
Working capital ('000)	$21,257	$67,500

EBITDA, Adjusted EBITDA, and Adjusted Earnings

The Company uses the financial measures "EBITDA", "adjusted EBITDA" and "adjusted earnings" as indicators of the Company's ability to generate operating cash flows to fund working capital needs, service debt obligations, and fund exploration and evaluation, and capital expenditures. These financial measures exclude the impact of certain items and therefore is not necessarily indicative of operating profit or cash flows from operating activities as determined under IFRS. Other companies may calculate these financial measures differently. Additional details regarding weighted average number of common shares outstanding are disclosed in Notes 16 to the Company's condensed interim consolidated financial statements.

EBITDA is net income (loss) under IFRS before depletion and amortization, interest and financing expense, and income taxes. Adjusted EBITDA further excludes other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of EBITDA and Adjusted EBITDA
	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Net loss ('000)	$(5,601)	$(16,517)	$(605)	$(51,253)
Depletion and amortization ('000)	6,833	3,704	20,059	15,710
Interest and financing expense ('000)	1,957	1,710	3,812	3,565
Income tax expense ('000)	5,374	702	16,954	795
EBITDA (loss) ('000)	$8,563	$(10,401)	$40,220	$(31,183)
Accretion on decommissioning provision ('000)	151	157	444	471
Foreign exchange loss (gain) ('000)	339	1,877	2,118	(1,107)
Loss (gain) on disposal of assets ('000)	(8)	(1)	33	(967)
Loss on metals contract liabilities ('000)	-	13,125	11,761	28,413
Other loss (gain) on derivatives ('000)	22	(2,916)	(96)	(3,625)
Fair value loss on royalty payable ('000)	89	19	265	300
Loss on investment in joint ventures ('000)	125	-	201	-
Adjusted EBITDA (loss) ('000)	$9,281	$1,860	$54,946	$(7,698)

Adjusted earnings is net income (loss) under IFRS excluding other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of Adjusted Earnings
	Q3-2026	Q3-2025	YTD-2026	YTD-2025
Net loss ('000)	$(5,601)	$(16,517)	$(605)	$(51,253)
Accretion on decommissioning provision ('000)	151	157	444	471
Foreign exchange loss (gain) ('000)	339	1,877	2,118	(1,107)
Loss (gain) on disposal of assets ('000)	(8)	(1)	33	(967)
Loss on metals contract liabilities ('000)	-	13,125	11,761	28,413
Other loss (gain) on derivatives ('000)	22	(2,916)	(96)	(3,625)
Fair value loss on royalty payable ('000)	89	19	265	300
Loss on investment in joint ventures ('000)	125	-	201	-
Adjusted earnings (loss) ('000)	$(4,883)	$(4,256)	$14,121	$(27,768)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Produced and Sold

References to silver equivalent produced and sold are based on all metals produced and sold on a gross payable basis at average realized silver, copper, lead, zinc, and antimony prices during each respective period, except as otherwise noted.